UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Authorized Public Company

Taxpayer’s ID (“CNPJ”): 90.400.888/0001-42
Company Registry (“NIRE”):  35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (B3: SANB11) (“Santander Brasil”), in attention to fourth paragraph of Article 157 of Law No. 6,404/76 and Normative Instruction No. 358/02 issued by the Securities Commission of Brazil (Comissão de Valores Mobiliários – CVM), as amended, hereby announces that its management have decided to discontinue the disclosure of projections (guidance), due to the following reasons.

Santander Brasil announced to investors and the market, on September 23rd, 2015, projections for some of its indicators for the year 2018, namely, Delinquency Ratio, Efficiency Ratio, Commissions, Loyal Customers Base and Return on Equity (ROE), which, however, were subject to significant uncertainties.

Given our intensity in 2016, our business transformation agenda, based on a more customer-focused business model, centered on a service culture, has allowed us to improve the way we operate, highlighted by the expansion and adaptation of our product and service portfolio, the adoption of more agile and optimized processes, the significant results of our digital strategy and the adoption of the Net Promoter Score (NPS) to monitor customer satisfaction.

Despite the slow recovery in the macroeconomic scenario in the period, the results of these actions have enabled the early achievement of the projections for the aforementioned indicators, previously forecasted for the end of 2018. For this reason, we understand that, given the early achievement of those projections, they no longer reflect our current scenario. Our performance reinforces the sustainability and recurrence of our business model, focused on customers and greater generation of value to shareholders.

Santander Brasil will keep its stockholders and the market in general informed of any new facts related to the matter.

São Paulo, August 22nd, 2018.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 22, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer